[redacted]

15045474

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 23 2015
Washington DC
404

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-66462

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 (MM/DD/YY) AND ENDING 12/31/14

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JTa Securities Management, Inc. dba Titan Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14801 Quorum Dr, Suite 260
(No. and Street)

Dallas	Texas	75254
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Brad Brooks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of JTa Securities Management, Inc. dba Titan Securities, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

ELISABETH SLEYO
Notary Public, State of Texas
My Commission Expires
May 11, 2015

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Report of Independent Registered Public Accounting Firm on Management's Exception Report.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

JTa SECURITIES MANAGEMENT, INC.
dba TITAN SECURITIES, INC.

CONTENTS

CF ACCOUNTANTS CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
JTa Securities Management, Inc.
dba Titan Securities, Inc.

We have audited the accompanying statement of financial condition of JTa Securities Management, Inc. dba Titan Securities, Inc. (the "Company") as of December 31, 2014, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JTa Securities Management, Inc. dba Titan Securities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I and II (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17C.F.R.§ 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 17, 2015

JTa SECURITIES MANAGEMENT, INC.
dba TITAN SECURITIES, INC.
Statement of Financial Condition
December 31, 2014

ASSETS

Cash and cash equivalents	$ 188,824
Receivable from broker-dealer	73,495
Other receivables	308,932
Property and equipment, net of accumulated depreciation of $14,825	28,692
Other assets	55,956
	$ 655,899

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable	$ 17,758
Accrued expenses	234,663
Federal income taxes payable	10,600
Total liabilities	263,021
Stockholders' equity	
Common stock, 10,000,000 shares authorized, $.01 par value, 5,000 shares issued and outstanding	50
Additional paid-in capital	333,010
Retained earnings	59,818
Total stockholders' equity	392,878
	$ 655,899

The accompanying notes are an integral part of these financial statements.

JTa SECURITIES MANAGEMENT, INC.
dba TITAN SECURITIES, INC.
Statement of Income
For the Year Ended December 31, 2014

Revenues	
Commission income	$ 6,593,077
Managed fee income	145,153
Dividend income	1,146
Interest income	457
Gain (loss) on investments	(55,598)
Other revenue	3,000
	6,687,235
Expenses	
Compensation and benefits	948,400
Communications	40,740
Occupancy and equipment costs	84,551
Regulatory fees and expenses	76,519
Other expenses	687,730
Interest expense	25
Commission and clearance paid other brokers	4,797,359
	6,635,324
Income before income tax expense	51,911
Provision for income taxes:	
Federal Income Tax Expense	
	6,660
Net income	$ 45,251

The accompanying notes are an integral part of these financial statements.

JTa SECURITIES MANAGEMENT, INC.
dba TITAN SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2014

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balances at December 31, 2013	5,000	$ 50	$ 333,010	$ 14,567	$347,627
Net income				45,251	45,151
Balances at December 31, 2014	5,000	$ 50	$ 333,010	$ 59,818	$392,878

The accompanying notes are an integral part of these financial statements

JTa SECURITIES MANAGEMENT, INC.
dba TITAN SECURITIES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2014

Balance at December 31, 2013	$	-0-
Increases		-0-
Decreases		-0-
Balance at December 31, 2014	$	-0-

The accompanying notes are an integral part of these financial statements

JTa SECURITIES MANAGEMENT, INC.
dba TITAN SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2014

Cash flows from operating activities	
Net income	$ 45,251
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation	1,344
Change in operating assets and liabilities:	
Decrease in receivable from broker-dealer	5,339
Increase in other receivables	(187,083)
Decrease in securities owned at market value	27,540
Decrease in other assets	102,723
Decrease in accounts payable	(10,427)
Decrease in accrued expenses	(79,948)
Decrease in federal income tax payable	(12,800)
Net cash provided (used) by operating activities	(108,061)
Cash flows from investing activities	
Purchase of property and equipment	-0-
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Net cash provided (used) by financing activities	-0-
Net decrease in cash and cash equivalents	(108,061)
Cash and cash equivalents at beginning of year	296,885
Cash and cash equivalents at end of year	$ 188,824

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ 25
Income taxes	$ 23,400

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

JTa Securities Management, Inc. dba Titan Securities ("Company"), a wholly-owned subsidiary of American Capital Securities, Inc. ("Parent"), was incorporated under the laws of the State of California.

The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The company operates under (SEC) Rule 15c3-3(k) (2)(ii) whereby all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. In accordance with the provisions of the Rule, the Company executes all of its customers' transaction on a fully-disclosed basis, through an unaffiliated broker-dealer, which carries the accounts and securities of the Company's customers.

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission income and related expenses are recorded on a trade date basis.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. The Company advances funds to its registered representative as determined necessary by management. The advances are generally recouped upon the following commission payable cycle. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectable are written off against the allowance.

For purposes of reporting cash flows, cash equivalents are defined as short-term, highly liquid investments, with original maturities to the Company of three months or less.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed using an accelerated method over the estimated useful lives of the assets. The estimated useful lives of the assets range from 5 to 7 years.

Note 1 - Summary of Significant Accounting Policies, continued

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, The Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2014, the Company had net capital of approximately $286,749 and net capital requirements of $50,000. The Company's ratio of aggregate indebtedness to net capital was .92 to 1. The Securities and Exchange Commission permits a ratio of no greater that 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There are no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Federal Income Taxes

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with Financial Accounting Standards board ("FASB") Accounting Standard Codification ("ASC") 740. Any resulting provision or benefit for income taxes is recorded as a receivable or payable to the Parent.

Note 5 - Operating Leases

The following is a schedule by years of future minimum rental payments required under various operating leases that have initial or remaining non-cancelable lease terms in excess of one year.

Year Ending December 31,	
2015	42,653
2016	43,945
	$ 86,598

Note 5 - Operating Leases, continued

Rental expense for the year ended December 31, 2014 was $47,039 and is reflected in occupancy and equipment costs.

Note 6 - Property and Equipment

The classes of property and equipment are as follows:

Furniture and fixtures	$ 35,773
Property	7,744
Less: accumulated depreciation	(14,825)
	$ 28,692

Depreciation expense for the year ended December 31, 2014 was $1,344 and is reflected in occupancy and equipment costs and other expenses.

Note 7 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2014, management of the Company has not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2014

Schedule I

JTa SECURITIES MANAGEMENT, INC.
dba TITAN SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2014

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital		$ 392,878
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		392,878
Deductions and/or charges		
Non-allowable assets:		
Property and equipment, net	$ (28,692)	
Other assets	(55,956)	
Concession receivable in excess of the related payables	(17,137)	
Other receivables	(2,932)	
		(104,717)
Net capital before haircuts on securities positions		288,161
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		
Other securities		(1,412)
Net capital		$ 286,749

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable	$ 17,758
Accrued expenses	234,663
Federal income taxes payable	10,600
Total aggregate indebtedness	$ 263,021

Schedule I (continued)

JTa SECURITIES MANAGEMENT, INC.
dba TITAN SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2014

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 17,544
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 50,000
Net capital in excess of required minimum	$ 236,749
Excess net capital at 1000%	$ 260,448
Ratio: Aggregate indebtedness to net capital	.92 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Net capital as reported in the Company's unaudited Focus report	$ 259,906
Decrease in accounts payable	6,100
Increase in federal income taxes payable	(10,600)
Decrease in state income taxes payable	48,480
Increase in non-allowable receivables	(17,137)
Net capital per audited report	$ 286,749

Schedule II

JTa SECURITIES MANAGEMENT, INC.
dba TITAN SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2014

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Pershing, LLC

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

For the Year Ended
December 31, 2014

ACCOUNTANTS
CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MANAGEMENT'S EXEMPTION REPORT

To the Board of Directors and Stockholders
JTa Securities Management, Inc.
dba Titan Securities, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which *(a)* JTa Securities Management, Inc. dba Titan Securities, Inc. ("Titan Securities, Inc.") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Titan Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the "exemption provisions") and *(b)* Titan Securities, Inc. stated that Titan Securities, Inc. met the identified exemption provisions throughout the period from June 1, 2014 to December 31, 2014 without exception. Titan Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Titan Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CF & Co., L.L.P.

Dallas, Texas
February 17, 2015

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

TITAN SECURITIES

Investments Investment Banking Insurance

February 10, 2015

JTa Securities Management, Inc. dba Titan Securities, Inc.'s Exemption Report

JTa Securities Management, Inc. dba Titan Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the period June 1, 2014 to December 31, 2014 without exception.

JTa Securities Management, Inc. dba Titan Securities, Inc.

I, Brad Brooks, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:____________________
CEO

14801 Quorum Drive, Suite 260, Dallas, Texas 75254
972-980-5920 Telephone 800-520-7103 Toll Free
Member FINRA; SIPC

Report of Independent Registered Public Accounting Firm

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended December 31, 2014

ACCOUNTANTS
CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT ON THE SIPC ANNUAL ASSESSMENT

To the Board of Directors and Stockholders
JTa Securities Management, Inc.
dba Titan Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by JTa Securities Management, Inc. dba Titan Securities, Inc. ("Titan Securities, Inc.") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Titan Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Management is responsible for Titan Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014 with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.
CF & Co., L.L.P.

Dallas, Texas
February17, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20**********2926**********************MIXED AADC 220
066462 FINRA DEC
JTA SECURITIES MANAGEMENT INC
TITAN SECURITIES
14801 QUORUM DR STE 260
DALLAS TX 75254-1513

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 13,515
   B. Less payment made with SIPC-6 filed (exclude interest) (6,128)
      7-21-2014 CK #3174
      Date Paid
   C. Less prior overpayment applied (0)
   D. Assessment balance due or (overpayment) 7387
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0
   F. Total assessment balance and interest due (or overpayment carried forward) $ 7387
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 7387
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TITAN SECURITIES
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRESIDENT
(Title)

Dated the 12 day of FEBRUARY, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMIN. .ON OF "SIPC NET OPERATING R ENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6687,235
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	55,598
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	55,598
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1223,143
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	68,388
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Limited partnership units (Deductions in excess of $100,000 require documentation)	45,204
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	1336,735
2d. SIPC Net Operating Revenues	$ 5406,098
2e. General Assessment @ .0025	$ 13,515
	(to page 1, line 2.A.)